EXHIBIT 5.1

[Opinion of McDonald Carano Wilson McCune Bergin Frankovich and Hicks LLP]

June 20, 2002

Boyd Gaming Corporation
2950 Industrial Road
Las Vegas, Nevada 89109

Re:    2002 Stock Incentive Plan

Ladies and Gentlemen:

At your request, we have examined the Registration Statement on Form S-8 (the “Registration Statement”) to be filed with the Securities and Exchange Commission in connection with the registration under the Securities Act of 1933, as amended, of an aggregate of Three Million (3,000,000) shares of your common stock, $0.01 par value (the “Common Shares”) which will be issuable under the Boyd Gaming Corporation 2002 Stock Incentive Plan (the “Plan”).

As your counsel in connection with the Registration Statement, we have examined the proceedings taken by you in connection with the adoption of the Plan and the authorization of the issuance of the Common Shares under the Plan (the “Plan Shares”), and such documents as we have deemed necessary to render this opinion. For the purpose of the opinion rendered below, we have assumed that in connection with the issuance of shares under the Plan, Boyd Gaming Corporation will receive consideration in an amount not less than the aggregate par value of the Plan Shares covered by each such issuance.

Based upon and subject to the foregoing, it is our opinion that the Plan Shares, when issued and outstanding pursuant to the terms of the Plan, will be validly issued, fully paid and nonassessable Common Shares.

We consent to the use of this opinion as an exhibit to the Registration Statement and further consent to all references to us in the Registration Statement and any amendments thereto.

Sincerely,

McDONALD CARANO WILSON McCUNE
BERGIN FRANKOVICH & HICKS LLP

By	/s/ A. J. Hicks
A. J. Hicks, Partner